433 Main Street
Green Bay, Wisconsin 54301
920-491-7007 PHONE

September 6, 2017

Mr. David Irving
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Associated Banc-Corp
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 6, 2017
File No. 001-31343

Dear Mr. Irving:

Associated Banc-Corp (the “Corporation” or “Associated”) respectfully submits the following information to provide additional clarity to the changes included in the original response letter filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on July 25, 2017 concerning the Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s clarification to the original response. Proposed disclosures for future filings are included in the responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8: Financial Statements and Supplementary Data, page 71

Note 4 (Indicated as Note 5 of the original SEC comment letter), Loans, page 97

1.
We note on page 97 that you present impaired loans with and without a related allowance of $221.0 million and $134.1 million, respectively, and a related allowance of $46.5 million. We also note on page 101, that you present loans individually evaluated for impairment and the related allowance of $214.4 million and $24.1 million, respectively. Please explain this difference in your response, as well as any differences in the impaired loan disclosures in subsequent 10-Q’s, and revise future filings as necessary.

Clarification to the Original Response to Item #1:

The Corporation acknowledges the tables included in the original response letter over-disclosed the loans individually evaluated for impairment in accordance with ASC Topic 310 and the loans collectively evaluated for impairment in accordance with ASC Topic 450. In accordance with ASC 310-10-35-13a, the Corporation evaluates smaller-balance homogeneous impaired loans collectively for impairment. In future filings, the Corporation will revise the Allowance for Loan Losses and Impaired Loans tables to clearly reflect this distinction. Presented below are the revised Allowance for Loan Losses and Impaired Loans Tables the Corporation proposes to include in future filings utilizing financial information as of December 31, 2016.

Allowance for Loan Losses Table, Page 101
A summary of the changes in the allowance for loan losses by portfolio segment for the year ended December 31, 2016, was as follows.

$ in Thousands	Commercial and industrial	Commercial real estate — owner occupied	Commercial real estate — investor	Real estate construction	Residential mortgage	Home equity	Other consumer	Total
December 31, 2015	$129,959	$18,680	$43,018	$25,266	$28,261	$23,555	$5,525	$274,264
Charge offs	(71,016)	(512)	(1,504)	(558)	(4,332)	(4,686)	(3,831)	(86,439)
Recoveries	14,543	74	1,624	203	755	3,491	820	21,510
Net charge offs	(56,473)	(438)	120	(355)	(3,577)	(1,195)	(3,011)	(64,929)
Provision for loan losses	66,640	(4,208)	2,147	2,021	2,362	(1,996)	2,034	69,000
December 31, 2016	$140,126	$14,034	$45,285	$26,932	$27,046	$20,364	$4,548	$278,335
Allowance for loan losses:
Individually evaluated for impairment	$21,047	$23	$3,410	$84	$6,438	$3,943	$109	$35,054
Collectively evaluated for impairment	119,079	14,011	41,875	26,848	20,608	16,421	4,439	243,281
Total allowance for loan losses	$140,126	$14,034	$45,285	$26,932	$27,046	$20,364	$4,548	$278,335
Loans:
Individually evaluated for impairment	$213,271	$13,983	$32,908	$509	$43,876	$11,176	$1,012	$316,735
Collectively evaluated for impairment	6,275,743	883,741	3,541,824	1,431,988	6,288,451	923,267	392,967	19,737,981
Total loans	$6,489,014	$897,724	$3,574,732	$1,432,497	$6,332,327	$934,443	$393,979	$20,054,716

Impaired Loans Table, Page 97
The following table presents impaired loans individually evaluated under ASC Topic 310 at December 31, 2016.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	($ in Thousands)
Loans with a related allowance
Commercial and industrial	$99,786	$105,175	$21,047	$104,808	$2,345
Commercial real estate — owner occupied	5,544	5,568	23	5,840	263
Commercial and business lending	105,330	110,743	21,070	110,648	2,608
Commercial real estate — investor	26,764	27,031	3,410	30,665	2,120
Real estate construction	509	648	84	529	31
Commercial real estate lending	27,273	27,679	3,494	31,194	2,151
Total commercial	132,603	138,422	24,564	141,842	4,759
Residential mortgage	37,902	39,979	6,438	38,608	1,551
Home equity	11,070	11,909	3,943	11,420	627
Other consumer	1,012	1,023	109	1,021	2
Total consumer	49,984	52,911	10,490	51,049	2,180
Total loans	$182,587	$191,333	$35,054	$192,891	$6,939
Loans with no related allowance
Commercial and industrial	$113,485	$134,863	$—	$117,980	$1,519
Commercial real estate — owner occupied	8,439	9,266	—	8,759	138
Commercial and business lending	121,924	144,129	—	126,739	1,657
Commercial real estate — investor	6,144	6,478	—	7,092	—
Real estate construction	—	—	—	—	—
Commercial real estate lending	6,144	6,478	—	7,092	—
Total commercial	128,068	150,607	—	133,831	1,657
Residential mortgage	5,974	6,998	—	6,610	184
Home equity	106	107	—	107	4
Other consumer	—	—	—	—	—
Total consumer	6,080	7,105	—	6,717	188
Total loans	$134,148	$157,712	$—	$140,548	$1,845
Total
Commercial and industrial	$213,271	$240,038	$21,047	$222,788	$3,864
Commercial real estate — owner occupied	13,983	14,834	23	14,599	401
Commercial and business lending	227,254	254,872	21,070	237,387	4,265
Commercial real estate — investor	32,908	33,509	3,410	37,757	2,120
Real estate construction	509	648	84	529	31
Commercial real estate lending	33,417	34,157	3,494	38,286	2,151
Total commercial	260,671	289,029	24,564	275,673	6,416
Residential mortgage	43,876	46,977	6,438	45,218	1,735
Home equity	11,176	12,016	3,943	11,527	631
Other consumer	1,012	1,023	109	1,021	2
Total consumer	56,064	60,016	10,490	57,766	2,368
Total loans	$316,735	$349,045	$35,054	$333,439	$8,784

Note 18, Fair Value Measurements, page 127

2.
You noted provision for credit losses of $75.2 million from non-recurring changes in the fair value of impaired loans of $79.3 million in the table on page 131 disclosing details concerning assets and liabilities measured at fair value on a nonrecurring basis. Please address the following:

•
Revise future filings to enhance your description of the inputs used in the fair value measurement, including quantitative information about the significant unobservable inputs. Refer to ASC 820-10-50-2.bbb; and

•	Explain how the provision for credit losses of $75.2 million reconciles with the total provision for credit losses of $70.0 million included in the Consolidated Statements of Income.

Clarification to the Original Response to Item #2:

The provision for credit losses figure of $75.2 million on impaired loans included in the 2016 Form 10-K and the original response letter primarily relate to nonaccrual oil and gas loan relationships, as reflected in Table 8 on page 44 of the 2016 Form 10-K. In future filings, the Corporation will expand the Fair Value Measurements Note to include additional information regarding the impaired loans included in the fair value disclosures.

On behalf of Associated, and as requested in your letter, the Corporation acknowledges that:

•	Associated is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Associated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is responsive to your comments. Please feel free to contact me at 920-491-7007 if you have any questions or need further information.

Sincerely,

/s/ Christopher J. Del Moral-Niles

Christopher J. Del Moral-Niles
Chief Financial Officer
Associated Banc-Corp

/s/ Tammy C. Stadler

Tammy C. Stadler
Principal Accounting Officer
Associated Banc-Corp